Exhibit 99.2

Notice of Availability of English Language Translation
of Offer Document

Sanofi-Aventis
174 Avenue de France
75013 Paris
France

Availability of English language translation of the offer document for the mandatory offer by

Sanofi-Aventis

to the shareholders of
Hoechst Aktiengesellschaft
– ISIN DE 0005758007 –

From October 1, 2004 copies of the English language translation of the offer document relating to the mandatory offer by Sanofi-Aventis, Paris, France to the shareholders of Hoechst Aktiengesellschaft, Frankfurt am Main, Germany, will be available, free of charge, at BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019, United States of America. Hoechst shareholders residing in the United States of America can request, free of charge, the delivery of a copy of the English language translation of the offer document from BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019, United States of America. The English language translation of the offer document will also be published on the website:

http://www.sanofi-aventis.com

Frankfurt am Main, September 30, 2004

Sanofi-Aventis

1